Exhibit 99.1

NEWS RELEASE

Toronto, August 5, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q2 Results

Assets returning to normal operations

Franco-Nevada’s diversified portfolio performed well despite the impact of COVID-19 during the quarter. “We recognise the efforts of our operators and their related communities during this difficult period”, stated Paul Brink, CEO. “Of our original 56 cash generating mining assets, 15 experienced some form of temporary curtailment in Q2. All except Golden Highway have since resumed operations. The return to normal operations and higher gold prices makes us optimistic about the second half. In addition, we see the potential for longer-term organic growth from our over 240 exploration and development royalties due to increased capital available to the gold sector. Our energy assets should benefit now that oil & gas prices have stabilized since the lows experienced in Q2. Franco-Nevada is debt free, has a growing cash balance and expects good growth in our gold equivalent ounces over the next few years.”

Q2/2020 Financial Highlights

●	104,330 Gold Equivalent Ounces[1] (“GEOs”) sold
●	$195.4 million in revenue
●	$94.4 million of Net Income, or $0.50 per share
●	$91.8 million of Adjusted Net Income[2], or $0.48 per share
●	$27.0 million in Cash Costs[3], or $259 per GEO sold
●	$158.1 million of Adjusted EBITDA[4], or $0.83 per share

Revenue and GEO Sales by Asset Categories
	Q2/2020		Q2/2019
	GEO Sales	Revenue	GEO Sales	Revenue
	#	(in millions)	#	(in millions)
Gold	79,758	$136.6	80,606	$105.9
Silver	11,630	20.2	12,278	16.6
PGMs	11,367	21.4	10,540	14.7
Other Mining Assets	1,575	2.6	4,350	5.7
Mining	104,330	$180.8	107,774	$142.9
Energy	—	14.6	—	27.6
	104,330	$195.4	107,774	$170.5

For Q2/2020, revenue was sourced 92.5% from gold and gold equivalents (69.9% gold, 10.3% silver, 11.0% PGM and 1.3% other mining assets) and 7.5% from energy (oil, gas and NGLs). The focus of the portfolio is on precious metals (gold, silver and PGM) with a target of no more than 20% in revenue from energy. Geographically, revenue was sourced 82.3% from the Americas (41.1% Latin America, 22.9% U.S. and 18.3% Canada).

Corporate Updates

●	Alpala Royalty Interest: On May 11, 2020, Franco-Nevada agreed, subject to due diligence, to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100 million.
●	At-the-Market Equity Program (“ATM Program”): In Q2/2020, the Company issued 474,900 shares under its ATM Program for net proceeds of $66.8 million. The ATM Program was established on May 11, 2020 permitting the Company to issue up to an aggregate of $300 million worth of common shares.

2020 Guidance

After withdrawing guidance for the year on April 7, 2020 due to uncertainties related to the COVID-19 pandemic, the Company is now issuing new guidance. Franco-Nevada expects attributable royalty and stream sales to total 475,000 to 505,000 GEOs from its mining assets and revenue of $60 to $75 million from its energy assets in 2020. For this guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,800/oz Au, $20.00/oz Ag, $900/oz Pt and $2,200/oz Pd. The WTI oil price and Henry Hub natural gas price are assumed to average $40 per barrel and $2.00 per mcf, respectively. The 2020 guidance is based on public forecasts and other disclosure by the third-party owners and operators of our assets or our assessment thereof.

COVID-19 Updates

Franco-Nevada supports measures to address the COVID-19 pandemic. All of our employees continue to work remotely and there are no known cases in the Company. The Company is closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets.

●	Gold and Gold Equivalent Mining Assets: Franco-Nevada has a diversified portfolio that originally included 56 producing assets consisting of four larger cash-flowing assets, Antamina, Antapaccay, Candelaria and Cobre Panama and 52 smaller cash-flowing assets. Operations at Cobre Panama and Antamina were temporarily suspended in Q1/2020 but have since restarted. 15 of the cash-flowing assets experienced temporarily reduced or curtailed production. All except Golden Highway have since resumed operations. With the assets from Golden Highway currently in temporary suspension, our total producing mining assets have reduced from the original 56 at the beginning of Q2/2020 to 53 at the end Q2/2020.
●	Energy Assets: Recent geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic) have contributed to a significant decrease in the price of oil and gas. Reduced demand and a lack of available storage contributed to oil prices and future contracts reaching historical lows in April 2020. Prices have since rebounded from the lows.

Q2/2020 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 104,330, a decrease of 3.2% from the 107,774 sold in Q2/2019. Lower contributions from Antapaccay, Goldstrike and Sabodala were partly offset by higher contributions from Cobre Panama and Hemlo.

Latin America:

●	Cobre Panama (gold and silver stream) – On April 7, 2020, First Quantum announced that Cobre Panama was placed on care and maintenance as the Ministry of Health of the Republic of Panama (“MINSA”) ordered the temporary suspension of labor activities at the mine due to COVID-19. On July 7, 2020, First Quantum announced that it had received notice from MINSA lifting the temporary suspension and it is implementing a reopening plan. The operation is expected to ramp up to full production by mid-August, depending on successful implementation of the reopening plan. Franco-Nevada sold 10,344 GEOs from the asset in Q2/2020.
●	Candelaria (gold and silver stream) – Franco-Nevada sold 15,463 GEOs from the mine in Q2/2020. On July 29, 2020, Lundin Mining reported that copper production at the Candelaria mine was higher quarter-over-quarter due to higher copper head grades and recoveries as more higher grade open-pit and underground ore was mined. However, throughput was lower than planned due to ore hardness, operational issues and an unplanned maintenance stop. In addition, COVID-19 has further delayed the Candelaria Mill Optimization Project and installation of the final ball mill motor is now planned for January 2021. In Lundin Mining’s revised guidance, Candelaria is expecting annual production of 145,000 – 155,000 tonnes of copper and 80,000 – 90,000 ounces of gold, compared to original guidance of 160,000 – 175,000 tonnes of copper and 90,000 – 100,000 ounces of gold.
●	Antapaccay (gold and silver stream) – Antapaccay production was lower quarter-over-quarter due to anticipated lower grades based on the life of mine plan. GEOs delivered and sold were lower due to concentrate shipment delays in April and May as a result of the COVID-19 pandemic.
●	Antamina (22.5% silver stream) – GEOs sold from Antamina were lower quarter-over-quarter due to COVID-19 related temporary suspension of mine operations that was announced on April 13, 2020. On May 27, 2020, Teck announced that Antamina had resumed operations with plans to start operating at 80% capacity with a gradual ramp up to full production expected in the third quarter of 2020.
●	Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo were slightly lower quarter-over-quarter. As a result of COVID-19, operations at the mine were suspended on April 7, 2020. On May 13, 2020, Coeur Mining announced that it had taken steps to restart active mining, processing and exploration activities at the Palmarejo gold-silver complex.
●	Cerro Moro (2% royalty) – Due to COVID-19, operations at Cerro Moro were temporarily suspended on March 20, 2020 but restarted on April 3, 2020 following the Argentine Government declaring mining an essential service; however, ongoing provincial restrictions over interprovincial travel have temporarily extended the length of the operational ramp-up. Following the ramp-up, Cerro Moro's plant is expected to return to its optimized 1,110 tpd throughput.

U.S.:

●	Stillwater (5% royalty) – Stillwater benefited from strong palladium prices during the quarter. On March 23, 2020, Sibanye-Stillwater announced the deferral of non-essential growth capital expenditures at the mine in response to COVID-19, which may impact the development schedule of the Blitz project.
●	South Arturo (4-9% royalty) – El Nino mine production exceeded the operator’s expectations during the second quarter despite a planned shutdown of the Goldstrike roaster which resulted in minimal ore processing during the month of June. 4,764 ounces of gold were produced at South Arturo during the quarter prior to the shutdown.
●	Castle Mountain (2.65% royalty) – Phase 1 operation targeted by Equinox to start in Q3/2020 anticipates production of 45,000 ounces per year for three years. Phase 1 construction was more than 75% complete by May 2020. Feasibility and permitting for Phase 2 is underway and is expected to be completed by late 2020. Annual average production of 200,000 ounces is expected for Phase 2.

Canada:

●	Detour Lake (2% royalty) – Production from the Detour Lake mine totaled 131,992 ounces in Q2/2020 despite disruptions caused by COVID-19. Kirkland Lake Gold re-issued guidance on June 30, 2020, with annual production of 520,000 – 540,000 ounces of gold in 2020 expected from Detour, unchanged from its original guidance in February 2020.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Kirkland Lake Gold reported that workers at Macassa began to be recalled starting in early May after the mine transitioned to reduced operations due to COVID-19 around the end of March. Exploration drilling and work on key projects resumed early in Q2/2020. Kirkland Lake reported that exploration results at Macassa were encouraging including the identification of a new, large corridor of high-grade mineralization in close proximity to the #4 shaft, currently under development, and also the continued expansion of the South Mine Complex. In Kirkland Lake’s re-issued guidance on June 30, 2020, Macassa is expecting annual production of 210,000 – 220,000 ounces of gold in 2020, compared to original guidance of 240,000 – 250,000 ounces in its original guidance in February 2020.
●	Hemlo (3% royalty & 50% NPI) – Royalties from Hemlo increased quarter-over-quarter. The 50% NPI at Hemlo increased significantly year-over-year as a result of an increase in the gold price. Barrick Gold reported that Q2/2020 production from Hemlo totaled 54,000 ounces.
●	Golden Highway (Holt, Holloway and Taylor mines) – Kirkland Lake Gold announced that Golden Highway operations were placed on temporary suspension as part of its COVID-19 protocols effective April 2, 2020 with production for Q2/2020 totaling 807 ounces. Golden Highway will remain on temporary suspension while Kirkland Lake continues to assess options for the future of the assets. Kirkland Lake’s June 30, 2020 re-issued guidance assumes no production from Golden Highway in the second half of the year.
●	Canadian Malartic (1.5% royalty) – Canadian Malartic production in Q2/2020 exceeded its production plan despite the government-mandated temporary suspension of operations between March 24, 2020 to April 15, 2020 due to COVID-19.

Rest of World:

●	MWS (gold stream) – Due to COVID-19, operations at MWS were suspended on March 26, 2020. On April 15, 2020, AngloGold Ashanti announced it had been granted permission for a limited restart, with a third of its usual workforce.
●	Sabodala (gold stream) – Teranga Gold announced on May 26, 2020 that Sabodala mine operations continued uninterrupted during the COVID-19 pandemic. Gold shipment logistics were a challenge in mid-March, however regular shipments to refineries in Europe have since resumed in early April.
●	Tasiast (2% royalty) – Kinross Gold reported on July 29, 2020 that the Tasiast 24k project continues to advance and remains on schedule to increase throughput capacity to 21,000 tonnes per day by the end of 2021, and to 24,000 tonnes per day by mid-2023. The project team continues to explore measures to mitigate potential impacts on the global movement of people and supplies caused by COVID-19. However, by late June, the company reinstated more regular rotations of expatriate staff in Mauritania, which has improved the situation. Kinross also reached an agreement with the Government of Mauritania to resolve outstanding matters between the parties. The agreement will provide Kinross with a 30 year license for Tasiast Sud with expedited permitting.

Energy: Revenue from the energy assets decreased to $14.6 million in Q2/2020 compared to $27.6 million in Q2/2019. Revenues were negatively impacted by lower realized commodity prices and lower volumes associated with a reduction in drilling by operators in the SCOOP/STACK, and negative revenue from Weyburn as operating and capital costs exceeded revenue. The overall decrease for the energy assets was partially offset by revenue from new investments in the Marcellus.

U.S.:

●	Marcellus (1% royalty) – The royalty, acquired in Q3/2019 from Range Resources, contributed $4.9 million to revenue in Q2/2020. The asset will benefit from its first full year of revenue in 2020.

●	SCOOP/STACK (various royalty rates) – Royalties from SCOOP/STACK decreased quarter-over-quarter due to lower realized commodity prices and lower volumes through reduced drilling by the operators on royalty lands. In Q2/2020, Franco-Nevada recorded capital contributions of $2.5 million to the Royalty Acquisition Venture. Franco-Nevada has a remaining commitment of $124.5 million to be funded in future periods. The pace of acquisition in the Royalty Acquisition Venture has been slowed with a focus on acquiring acreage at lower prices. The anticipated range of capital contributions for H2/2020 is expected to be between $10 million to $20 million.
●	Permian Basin (various royalty rates) – Revenue from Franco-Nevada’s interests in the Permian Basin decreased quarter-over-quarter due to lower drilling activity on royalty lands and lower realized prices.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from Weyburn was negative for the quarter due to accounting treatment for the NRI. While our ORR and WI royalties are accounted for on a gross basis, our NRI is recorded on net basis, after deduction of costs. Operating and capital costs in the quarter exceeded sales due to lower realized prices and higher capital spending.
●	Orion (4% GORR) – Revenue from Orion decreased quarter-over-quarter due to lower production and lower realized prices. Production volumes have since returned to more normal levels.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.26 per share. The dividend will be paid on September 24, 2020 to shareholders of record on September 10, 2020 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 6, 2020 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q2/2020 results. Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until August 13, 2020: Toll-Free (888) 390-0541; International (416) 764-8677; Code 213924 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, and the Company’s expected use of the net proceeds of the ATM Program, if any, and the acquisition of the SolGold royalty interest. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM program and the aggregate net proceeds received by the Company as a result of the ATM program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; risks related to the completion of the acquisition of the SolGold royalty interest; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include production from our Mining assets and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q2/2020, the average commodity prices were as follows: $1,711 gold (Q2/2019 - $1,310), $16.38 silver (Q2/2019 - $14.89), $790 platinum (Q2/2019 - $842) and $1,965 palladium (Q2/2019 - $1,388).
2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Cash Costs attributable to GEOs sold and Cash Costs per GEO sold are non-IFRS financial measures. Cash Costs attributable to GEOs sold is calculated by starting with total costs of sales and excluding depletion and depreciation, costs not attributable to GEO sales such as our Energy operating costs, and other non-cash costs of sales such as costs related to our prepaid gold purchase agreement. Cash Costs is then divided by GEOs sold, excluding prepaid ounces, to arrive at Cash Costs per GEO sold.
4	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.

Reconciliation to IFRS measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2020	2019	2020	2019
Total costs of sales	$80.3	$86.3	$188.3	$179.6
Depletion and depreciation	(52.3)	(58.9)	(116.7)	(119.8)
Energy operating costs	(1.0)	(1.8)	(3.1)	(3.2)
Cash Costs attributable to GEOs sold	$27.0	$25.6	$68.5	$56.6
GEOs, excluding prepaid ounces	104,330	107,774	239,271	229,823
Cash Costs per GEO sold	$259	$238	$286	$246

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income (loss)	$94.4	$64.0	$(4.4)	$129.2
Income tax expense (recovery)	11.5	13.7	(33.4)	26.7
Finance expenses	0.8	2.5	1.9	5.0
Finance income	(1.0)	(1.2)	(1.9)	(1.9)
Depletion and depreciation	52.3	58.9	116.7	119.8
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	0.1	—	0.2	—
Adjusted EBITDA	$158.1	$137.9	$350.8	$278.8
Basic weighted average shares outstanding	190.2	187.2	189.6	187.1
Adjusted EBITDA per share	$0.83	$0.74	$1.85	$1.49

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income (loss)	$94.4	$64.0	$(4.4)	$129.2
Impairment of royalty, stream and working interests	—	—	271.7	—
Foreign exchange (gains)/losses and other (income)/expenses	0.1	—	0.2	—
Tax effect of adjustments	(2.7)	—	(66.5)	—
Adjusted Net Income	$91.8	$64.0	$201.0	$129.2
Basic weighted average shares outstanding	190.2	187.2	189.6	187.1
Adjusted Net Income per share	$0.48	$0.34	$1.06	$0.69

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2020	2019
ASSETS
Cash and cash equivalents (Note 4)	$378.5	$132.1
Receivables	78.4	97.8
Loan receivable (Note 5)	15.0	—
Prepaid expenses and other (Note 6)	43.8	48.8
Current assets	$515.7	$278.7

Royalty, stream and working interests, net (Note 7)	$4,423.8	$4,797.8
Investments and loan receivable (Note 5)	179.9	183.2
Deferred income tax assets	54.0	6.8
Other assets (Note 8)	8.8	14.1
Total assets	$5,182.2	$5,280.6

LIABILITIES
Accounts payable and accrued liabilities	$35.3	$41.8
Current income tax liabilities	2.8	11.6
Current liabilities	$38.1	$53.4

Debt (Note 9)	$—	$80.0
Deferred income tax liabilities	69.4	82.4
Other liabilities	4.3	2.6
Total liabilities	$111.8	$218.4

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,531.9	$5,390.7
Contributed surplus	15.1	14.2
Deficit	(265.8)	(164.4)
Accumulated other comprehensive loss	(210.8)	(178.3)
Total shareholders’ equity	$5,070.4	$5,062.2
Total liabilities and shareholders’ equity	$5,182.2	$5,280.6

Contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2020 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue (Note 10)	$195.4	$170.5	$435.9	$350.3

Costs of sales
Costs of sales (Note 11)	$28.0	$27.4	$71.6	$59.8
Depletion and depreciation	52.3	58.9	116.7	119.8
Total costs of sales	$80.3	$86.3	$188.3	$179.6
Gross profit	$115.1	$84.2	$247.6	$170.7

Other operating expenses (income)
Impairment of royalty, stream and working interests (Note 7)	$—	$—	$271.7	$—
General and administrative expenses	11.7	5.6	17.9	12.5
Gain on sale of gold bullion	(2.4)	(0.4)	(4.4)	(0.8)
Total other operating expenses	$9.3	$5.2	$285.2	$11.7
Operating income (loss)	$105.8	$79.0	$(37.6)	$159.0
Foreign exchange gain (loss) and other income (expenses)	$(0.1)	$—	$(0.2)	$—
Income (loss) before finance items and income taxes	$105.7	$79.0	$(37.8)	$159.0

Finance items (Note 13)
Finance income	$1.0	$1.2	$1.9	$1.9
Finance expenses	(0.8)	(2.5)	(1.9)	(5.0)
Net income (loss) before income taxes	$105.9	$77.7	$(37.8)	$155.9

Income tax expense (recovery) (Note 14)	11.5	13.7	(33.4)	26.7
Net income (loss)	$94.4	$64.0	$(4.4)	$129.2

Other comprehensive income (loss)

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$29.4	$14.1	$(34.2)	$28.1

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments at fair value through other comprehensive income (loss) ("FVTOCI"),
net of income tax (Note 5)	37.0	24.8	1.7	47.7
Other comprehensive income (loss)	$66.4	$38.9	$(32.5)	$75.8

Comprehensive income (loss)	$160.8	$102.9	$(36.9)	$205.0

Earnings (loss) per share (Note 16)
Basic	$0.50	$0.34	$(0.02)	$0.69
Diluted	$0.50	$0.34	$(0.02)	$0.69
Weighted average number of shares outstanding (Note 16)
Basic	190.2	187.2	189.6	187.1
Diluted	190.6	187.5	189.6	187.4

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2020 Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2020	2019
Cash flows from operating activities
Net (loss) income	$(4.4)	$129.2
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion and depreciation	116.7	119.8
Share-based payments	2.5	2.6
Impairment of royalty, stream and working interests	271.7	—
Unrealized foreign exchange loss (gain)	0.4	(0.1)
Deferred income tax (recovery) expense	(57.9)	5.3
Other non-cash items	(5.6)	(1.9)
Acquisition of gold bullion	(17.6)	(15.6)
Proceeds from sale of gold bullion	28.1	17.9
Operating cash flows before changes in non-cash working capital	$333.9	$257.2
Changes in non-cash working capital:
Decrease in receivables	$19.4	$4.7
Decrease (increase) in prepaid expenses and other	2.3	(5.4)
(Decrease) increase in current liabilities	(10.2)	6.2
Net cash provided by operating activities	$345.4	$262.7

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(38.3)	$(95.6)
Acquisition of energy well equipment	(0.2)	(0.5)
Issuance of loan receivable	(15.0)	—
Proceeds from sale of investments	—	6.3
Net cash used in investing activities	$(53.5)	$(89.8)

Cash flows from financing activities
Repayment of revolving credit facilities	$—	$(210.0)
Proceeds from draw of credit facilities	—	275.0
(Repayment) proceeds from draw of term loan	(80.0)	160.0
Proceeds from at-the-market equity offering	107.3	—
Credit facility amendment costs	—	(0.8)
Payment of dividends	(76.0)	(70.0)
Proceeds from exercise of stock options	6.0	2.5
Net cash (used in) provided by financing activities	$(42.7)	$156.7
Effect of exchange rate changes on cash and cash equivalents	$(2.8)	$(0.4)
Net change in cash and cash equivalents	$246.4	$329.2
Cash and cash equivalents at beginning of period	$132.1	$69.7
Cash and cash equivalents at end of period	$378.5	$398.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.3	$4.4
Income taxes paid	$33.5	$25.1

The accompanying notes are an integral part of these consolidated financial statements and can be found in our Q2/2020 Report available on our website